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                                                                   Exhibit 99.13

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


Carl Brown,
                                        Civil Action No. 194 83 NC
     Plaintiff,

  v.

Srivats Sampath, Frank Gill,
George Samenuk, Stephen Richards,
Richard Schell, Network Associates,
Inc. and McAfee.com Corp.,

     Defendants.


                                   COMPLAINT


     Plaintiff, Carl Brown, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES

     1. Plaintiff Carl Brown ("plaintiff") is the owner of common stock of McAfee.com Corporation ("McAfee" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant McAfee is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 535 Oakmead Parkway, Sunnyvale, California. McAfee provides online personal computer ("PC") management products and services for consumers. Through its Website, www.McAfee.com, the Company allows consumers to secure, repair, update and upgrade their PCs.

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     3.   Defendant Srivats Sampath ("Sampath") is and at all times relevant hereto has been President, Chief Executive Officer and a director of McAfee. Sampath also previously served as the Vice President of Worldwide Marketing of defendant Network Associates, Inc. ("Network Associates").

     4. Defendant George Samenuk ("Samenuk") is and at all relevant times has been Chairman of the board of directors of McAfee. Since January 2001, Samenuk has also served as President and Chief Executive Officer of Network Associates.

     5. Defendant Stephen Richards ("Richards") is and at all times relevant hereto has been a director of McAfee. Nichols has also been Chief Financial Officer of Network Associates since April 2001.

     6. Defendants Frank Gill and Richard Schell are and at all times relevant hereto have been directors of McAfee.

     7. The defendants referred to in paragraphs 3 through 6 are collectively referred to herein as the "Individual Defendants."

     8. The Individual Defendants' are in a fiduciary relationship with plaintiff and the other public stockholders of McAfee, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

     9. Defendant Network Associates is a corporation duly existing and organized under the laws of the State of Delaware,

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with its principal executive offices located at 3965 Freedom Circle, Santa
Clara, California. Network Associates owns 100% of the outstanding Class B common stock of McAfee. Each share of Class B common stock is convertible into one Class A share. If converted, Network Associates owns and/or controls approximately 75% of all of the Company's common stock.

                            CLASS ACTION ALLEGATIONS

     10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of McAfee common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     11. This action is properly maintainable as a class action.

     12. The Class is so numerous that joinder of all members is impracticable. As of February 15, 2002, there were approximately 11.7 million shares of McAfee Class A common stock outstanding.

     13. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a) whether the transaction complained of herein is grossly unfair to the Class;

          (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and


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          (c) whether  defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the other members of the Class.

     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     16. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


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                            SUBSTANTIVE ALLEGATIONS

     17. Only three years after it spun McAfee off to the public, on March 18, 2002, Network Associates announced that it plans to commence an exchange offer for all of the outstanding publicly held shares of Class A McAfee stock in a proposed deal valued at $227 million (the "Offer"). Pursuant to the terms of the Offer, the Company's shareholders will receive 0.675 shares of Network Associates for each Class A share of McAfee they own.

     18. Based on the closing share prices of McAfee and Network Associates on March 15, 2002, the Offer values McAfee shares at $18.64. Although the Offer represents a premium to the McAfee's closing price on March 15, 2002, McAfee stock traded in excess of $40.00 per share as recently as January 8, 2002.

     19. The Offer was announced not long after the Company reported record financial results which exceeded expectations, posting a profit in the fourth quarter, reversing a loss in the year-ago period and easily speeding past most forecasts. Specifically, the Company reported revenue for the fourth quarter of fiscal year 2001 was $18.6 million up $6.5 million from the same period last year, representing year-over-year revenue growth of 54 percent. Fourth quarter revenues increased sequentially 15 percent over third quarter revenues of $16.2 million. Pro-forma net income for the quarter, excluding non-cash charges related to stock-based compensation and the amortization of intangibles, was $4.2 million


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or $0.09 per share. Net income for the quarter, including such non-cash charges was $904,000 or $0.02 per share. Revenue for fiscal year 2001 was $62.0 million, as compared to $46.9 million a year ago, representing annual revenue growth of 32 percent.

     20. Network Associates has timed the proposal to freeze out McAfee's public shareholders in order to capture for itself McAfee's future potential without paying an adequate or fair price to the Company's public shareholders.

     21. Network Associates timed the announcement of the proposed buyout to place an artificial lid on the market price of McAfee's stock so that the market would not reflect McAfee's improving potential, thereby purporting to justify an unreasonably low price.

     22. Network Associates has access to internal financial information about McAfee, its true value, expected increase in true value and the benefits of 100% ownership of McAfee to which plaintiff and the Class members are not privy. Network Associates is using such inside information to benefit itself in this transaction, to the detriment of the McAfee's public stockholders.

     23. Network Associates has clear and material conflicts of interest and is acting to better its own interests at the expense of McAfee's public shareholders. Network Associates effectively controls the Company and its proxy machinery. It has selected and elected all of McAfee's directors who are beholden to Network Associates for their offices and the valuable perquisites which


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they enjoy therefrom.

     24. Network Associates, with the acquiescence of the directors of McAfee, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     25. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     26.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E.   Awarding plaintiff the costs of this action, including


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reasonable allowance for plaintiff's attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.


                                        ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.

                                        By: /s/ CARMELLA P. KEENER
                                           _______________________
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, DE 19899
                                           (302) 656-4433

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004



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